Exhibit 99.1

March 14, 2024

fourth quarter and full year 2023 results.

addition, Burford has made available an accompanying fourth quarter and full year 2023 results presentation, a shareholder letter and capital provision-direct and capital provision-indirect asset data tables on its website at http://investors.burfordcapital.com.

Burford Capital Reports Record 2023 Results

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces its fourth quarter and full year 2023 results.

In addition, Burford has made available an accompanying fourth quarter and full year 2023 results presentation, a shareholder letter and capital provision-direct and capital provision-indirect asset data tables on its website at http://investors.burfordcapital.com.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“Burford had an extraordinary year. Our earnings per share rose 19x to $2.74, driven by a tripling of consolidated total revenues to $1.1 billion in 2023 due to significant growth in capital provision income, with and without our YPF-related assets. We achieved a Burford-only net income margin of 63%. With the courts fully back in business, we had an active year and we anticipate further substantial levels of activity in 2024 and 2025. Increased portfolio velocity was reflected in record core legal finance realizations, cash receipts and realized gains, as well as sizeable unrealized gains arising from the portfolio moving forward. Our ROTE soared to 32% in 2023 from 2% in 2022, and we increased tangible book value by 34% to $9.85.”

Consolidated financial results (unaudited)

Summary statements of operations
	Years ended December 31,			Three months ended December 31,
Consolidated (US GAAP) ($ in thousands, except per share data)	2023	2022	% change	2023	2022	% change
Capital provision income	1,341,923	319,108	321%	325,810	165,942	96%
Asset management income	7,642	9,116	-16%	1,875	2,025	-7%
Total revenues	1,086,902	319,227	240%	292,573	161,336	81%
Operating expenses	271,236	124,272	118%	120,237	42,126	185%
Net income/(loss) attributable to Burford Capital Limited shareholders	610,522	30,506	1,901%	100,095	81,914	22%
Per diluted ordinary share	2.74	0.14	1,857%	0.45	0.37	22%

Summary statements of financial position
Consolidated (US GAAP) ($ in thousands, except per share data)	December 31, 2023		December 31, 2022		% change
Capital provision assets	5,045,388		3,735,556		35%
Total Burford Capital Limited equity	2,290,858		1,742,584		31%
Book value per ordinary share	10.46		7.97		31%
Non-controlling interests	916,922		644,486		42%
Total shareholders’ equity	3,207,780		2,387,070		34%
Total liabilities and shareholders’ equity	5,837,394		4,288,359		36%

In this announcement, references to “FY23”and “FY22” are to Burford’s financial results for the years ended December 31, 2023 and 2022, respectively. All figures in this announcement are presented on a preliminary and unaudited consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Definitions, reconciliations and information additional to those set forth in this announcement are available on Burford’s website at http://investors.burfordcapital.com.

Burford-only operational and financial review (non-GAAP)

Selected metrics[1]
	Years ended December 31,			Three months ended December 31,
Burford-only (non-GAAP) ($ in thousands)	2023	2022	% change	2023	2022	% change
Realized gains	186,443	133,357	40%	62,904	70,487	-11%
Realizations	496,216	350,209	42%	222,115	157,729	41%
Cash receipts[2]	489,209	327,986	49%	109,477	98,514	11%
Deployments	382,195	457,106	-16%	77,763	181,687	-57%
New commitments	691,086	726,273	-5%	242,404	325,705	-26%
[1] Represents Burford-only capital provision-direct, unless noted otherwise.
[2] Represents Burford-only proceeds from capital provision-direct, capital provision-indirect and asset management and other services.

Group-wide (non-GAAP) ($ in thousands)	December 31, 2023		December 31, 2022		% change
Total portfolio	7,170,308		6,146,871		17%

◾	Realized gains in FY23 up 40% to $186 million from the prior year (FY22: $133 million), with no contribution from the YPF-related assets
◾	Realizations in FY23 up 42% to $496 million (FY22: $350 million)
o	Continued strength in realizations in FY23 reflects increased portfolio velocity, as the case backlog in the courts continues to clear
◾	Cash receipts in FY23 up 49% to $489 million (FY22: $328 million)
o	Cash receipts in FY23 meaningfully exceeded total operating expenses and finance costs
◾	Deployments in FY23 down 16% to $382 million (FY22: $457 million)
o

Current vintage year Burford-only capital provision-direct deployments were ~40% of 2023 total compared to ~60% in 2022 – this is simply a business mix variation as 2022 had more monetizations and the rapid settlement of a large 2023 matter, producing 37% IRR, meant there was a $100 million of available commitment not deployed

◾	New commitments in FY23 up 4% to $1.2 billion on a group-wide basis (FY22: $1.2 billion)
o However, capital provision-direct new commitments on Burford-only basis down 5% to $691 million as BOF-C took a larger share of new commitments (FY22: $726 million)
◾	Group-wide total portfolio increased 17% to $7.2 billion at December 31, 2023 (December 31, 2022: $6.1 billion), due to significant fair value gains and growth in deployments and undrawn commitments

Selected financial metrics
	Years ended December 31,			Three months ended December 31,
Burford-only (non-GAAP) ($ in thousands, except per share data)	2023	2022	% change	2023	2022	% change
Total revenues	976,542	250,605	290%	250,615	143,173	75%
Operating expenses	268,538	122,696	119%	118,161	41,751	183%
Operating income/(loss)	708,004	127,909	454%	132,454	101,422	31%
Net income/(loss)	610,522	30,506	1901%	100,095	81,914	22%

Burford-only (non-GAAP) ($ in thousands, except per share data)	December 31, 2023		December 31, 2022		$ change	% change
Tangible book value attributable to Burford Capital Limited	2,156,893		1,608,672		548,221	34%
Tangible book value attributable to Burford Capital Limited per ordinary share	9.85		7.36		2.49	34%

◾	Total revenues in FY23 of $977 million (FY22: $251 million) were a driver of significant earnings growth
o	Realized gains on total capital provision assets of $187 million in FY23 driven by capital provision-direct assets, representing our highest returning core legal finance strategy
o	Unrealized gains, excluding YPF-related assets, on capital provision assets increased 120% in FY23 to $158 million (FY22: $72 million), due to portfolio progress
o	YPF-related assets generated $543 million of unrealized gains in FY23, due mainly to favorable summary judgment in the first quarter of 2023 and favorable final judgment in the third quarter of 2023
◾	Operating income in FY23 of $708 million (FY22: $128 million), attributable principally to growth of 290% in total revenues
o	Operating expenses in FY23 of $269 million (FY22: $123 million), reflecting strong portfolio performance
-	Total operating expenses in 2023 include almost $130 million of non-cash accruals and one-time or case expenses
o	Strong revenue growth caused total operating expenses (including all non-cash accruals) as a percentage of total revenues to decline to 27% in 2023 from 49% in 2022
o	Increase in portfolio value, including unrealized gains on the YPF-related assets, drove increase in accrued compensation expense associated with carried interest
	-	Long-term incentive compensation includes accrued expenses and related employee benefits and are only paid out upon receipt of cash proceeds from net realized gains of capital provision assets
◾	Net income in FY23 of $611 million (FY22: $31 million) amounted to 63% of total revenues
o	Net income per diluted share in FY23 of $2.74 (FY22: $0.14 per diluted share)
◾	Tangible book value attributable to Burford Capital Limited of $2.2 billion at December 31, 2023 (December 31, 2022: $1.6 billion)
o	Tangible book value attributable to Burford Capital Limited per ordinary share increased 34% to $9.85 at December 31, 2023 (December 31, 2022: $7.36), primarily reflecting strong earnings
◾	Burford-only ROTE for FY23 of 32% (FY22: 2%)

Selected portfolio metrics
Burford-only ($ in thousands)	December 31, 2023	December 31, 2022	$ change	% change
Deployed cost	1,573,531	1,486,150	87,381	6%
Plus: Fair value adjustments	1,814,070	1,117,855	696,215	62%
Fair value	3,387,601	2,604,005	783,596	30%
Undrawn commitments	1,396,061	1,299,048	97,013	7%
Total capital provision-direct portfolio	4,783,662	3,903,053	880,609	23%
Total capital provision portfolio[1]	4,840,117	3,942,700[2]	897,417	23%
[1] Represents capital provision-direct and capital provision-indirect.

[2] The fair value of $31.4 million for the Burford-only capital provision-indirect assets did not include an additional $1.0 million for the Burford-only portion of the receivable from due from settlement of capital provision assets on concluded assets in the Strategic Value Fund for a total fair value of $32.4 million for Burford-only capital provision-indirect assets.

◾	Fair value of Burford-only capital provision-direct assets increased by $784 million to $3.4 billion at December 31, 2023 (December 31, 2022: $2.6 billion)
◾	Of the $784 million increase in capital provision-direct asset fair value in FY23, $549 million attributable to the YPF-related assets
◾	Cumulative ROIC since inception from Burford-only capital provision-direct assets of 82% (December 31, 2022: 88%) and IRR of 27% (December 31, 2022: 29%)

Liquidity and capital

Burford-only (non-GAAP) ($ in thousands)	December 31, 2023	December 31, 2022	$ change	% change
Liquidity
Cash and cash equivalents	195,915	73,679	122,236	166%
Marketable securities	107,561	136,358	(28,797)	-21%
Total liquidity	303,476	210,037	93,439	44%
Due from settlement of capital provision assets	185,267	114,650	70,617	62%

◾	Burford-only cash and cash equivalents and marketable securities of $303 million at December 31, 2023 (December 31, 2022: $210 million)
o	Robust liquidity position at December 31, 2023 primarily reflects continued solid Burford-only cash receipts and issuance in June 2023 of $400 million of senior notes due 2031
o	Liquidity position enhanced in January 2024 by $275 million tack-on offering of senior notes originally issued in June 2023
◾	Burford-only due from settlement of capital provision assets of $185 million at December 31, 2023 (December 31, 2022: $115 million)
◾	Total debt outstanding of $1.6 billion at December 31, 2023 (December 31, 2022: $1.3 billion)
o	Leverage decreased in FY23, primarily driven by asset and equity growth and remains well below covenant ceiling levels
o	In June 2023, Moody’s revised its outlook on its Ba2 rating to positive from stable
o	In October 2023, S&P revised its outlook on its BB- rating to positive from stable
◾

Declared dividend of 6.25¢ per ordinary share payable, subject to shareholder approval at the annual general meeting to be held in May 2024, on June 14, 2024 to shareholders of record on May 24, 2024, with an ex-dividend date of May 23, 2024

SEC Reporting

We anticipate filing our annual report on Form 20-F with the US Securities and Exchange Commission within the next 30 days. We expect that to be our last filing on Form 20-F, used by foreign private issuers. Even if we do not lose foreign private issuer status by having more than 50% US investors on June 30, 2024, we nevertheless intend to move to reporting as a full US issuer and using Form 10-K for the 2024 fiscal year.

In our forthcoming Form 20-F, we will be reporting a material weakness in our internal control over financial reporting and that our disclosure controls and procedures were not effective in the aftermath of the adoption of our new valuation policy. That material weakness and corresponding controls’ determinations relate to the lack of documented available evidence demonstrating the precision of management’s application of the process to determine certain assumptions used in the measurement of the fair value of capital provision assets. To be clear, this is an issue of internal documentation of a management process; no material accounting errors were identified as a result.

Investor and analyst conference call

Burford will hold a conference call for investors and analysts at 8.00am EDT / 12.00pm GMT on Thursday, March 14, 2024. The dial-in numbers for the conference call are +1 646 307-1963 (USA) or +1 800 715-9871 (USA & Canada toll free) / +44 (0)20 3481 4247 (UK) or +44 800 260 6466 (UK toll free) and the access code is 9722470. To minimize the risk of delayed access, participants are urged to dial into the conference call by 7.40am EDT / 11.40am GMT.

A live webcast of the call will also be available at https://events.q4inc.com/attendee/461322893, and pre-registration at that link is encouraged.

An accompanying FY23 and 4Q23 results presentation for investors and analysts will also be made available on Burford’s website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be accessible through the webcast at https://events.q4inc.com/attendee/461322893.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

www.burfordcapital.com.

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Summary financial statements and reconciliations

The tables below set forth summaries of the consolidated and Burford-only statements of operations for the years ended December 31, 2023 and 2022 and the three months ended December 31, 2023 and 2022, the consolidated and Burford-only statements of financial position at December 31, 2023 and 2022 and corresponding reconciliations from consolidated to Burford-only financial results. Furthermore, the tables below set forth certain additional reconciliations for financial information contained in this announcement.

Summary consolidated statements of operations

	Years ended December 31,		Three months ended December 31,
($ in thousands)	2023	2022	2023	2022
Revenues
Capital provision income/(loss)	1,341,923	319,108	325,810	165,942
(Less)/Plus: Third-party interests in capital provision assets	(279,263)	(494)	(43,319)	(12,622)
Asset management income	7,642	9,116	1,875	2,025
Services and other income/(loss)	16,600	(8,503)	8,207	5,991
Total revenues	1,086,902	319,227	292,573	161,336

Total operating expenses	271,236	124,272	120,237	42,126

Operating income/(loss)	815,666	194,955	172,336	119,210

Finance costs and loss on debt extinguishment	99,135	78,264	28,445	20,452
Foreign currency transactions (gains)/losses	(21,752)	7,674	603	(1,712)

Income/(loss) before income taxes	738,283	109,017	144,494	100,470

Benefit from/(provision for) income taxes	(20,084)	(11,558)	(4,534)	(754)
Net income/(loss)	718,199	97,459	139,960	99,716

Net income/(loss) attributable to Burford Capital Limited shareholders	610,522	30,506	100,095	81,914

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	$2.79	$0.14	$0.46	$0.37
Diluted	$2.74	$0.14	$0.45	$0.37

Summary Burford-only statement of operations

	Years ended December 31,		Three months ended December 31,
($ in thousands)	2023	2022	2023	2022
Revenues
Capital provision income	896,371	202,878	219,969	122,436
Asset management income	63,712	56,080	22,530	14,758
Services and other income	16,459	(8,353)	8,116	5,979
Total revenues	976,542	250,605	250,615	143,173

Operating expenses	268,538	122,696	118,161	41,751

Operating income	708,004	127,909	132,454	101,422

Net income	610,522	30,506	100,095	81,914

Net income per share:
Basic	$2.79	$0.14	$0.46	$0.37
Diluted	$2.74	$0.14	$0.45	$0.37

Reconciliation of summary consolidated statement of operations to summary Burford-only statement of operations

	Year ended December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests

($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	1,341,923	(1,073)	(132,094)	(277,102)	(31,385)	(3,898)	896,371
(Less): Third-party interests in capital provision assets	(279,263)	-	-	277,030	-	2,233	-
Asset management income	7,642	108	55,962	-	-	-	63,712
Services and other income	16,600	(2)	(76)	-	-	(63)	16,459
Total revenues	1,086,902	(967)	(76,208)	(72)	(31,385)	(1,728)	976,542

Operating expenses	271,236	(965)	369	(72)	(411)	(1,619)	268,538

Operating income	815,666	(2)	(76,577)	-	(30,974)	(109)	708,004

Net income/(loss)	718,199	(2)	(76,577)	-	(30,974)	(124)	610,522

	Year ended December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests

($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	391,108	3,709	(112,370)	661	(1,417)	(6,813)	202,878
(Less): Third-party interests in capital provision assets	(494)	-	-	(693)	-	1,187	-
Asset management income	9,116	312	46,652	-	-	-	56,080
Services and other income	(8,503)	184	(3)	-	-	(31)	(8,353)
Total revenues	319,227	4,205	(65,721)	(32)	(1,417)	(5,657)	250,605

Operating expenses	124,272	(995)	136	(32)	(498)	(187)	122,696

Operating income	194,955	5,200	(65,857)	-	(919)	(5,470)	127,909

Net income/(loss)	97,459	5,200	(65,857)	-	(919)	(5,377)	30,506

	Three months December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests

($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	325,810	(21)	(47,665)	(41,371)	(11,012)	(5,772)	219,969
(Less): Third-party interests in capital provision assets	(43,319)	-	-	41,320	-	1,999	-
Asset management income	1,875	-	20,655	-	-	-	22,530
Services and other income	8,207	(1)	(71)	-	-	(19)	8,116
Total revenues	292,573	(22)	(27,081)	(51)	(11,012)	(3,792)	250,615

Operating expenses	120,237	(32)	79	(51)	(132)	(1,940)	118,161

Operating income	172,336	10	(27,160)	-	(10,880)	(1,852)	132,454

Net income/(loss)	139,960	10	(27,610)	-	(10,880)	(1,835)	100,095

	Three months ended December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests

($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	165,942	(152)	(27,105)	(11,907)	(1,194)	(3,148)	122,436
(Less): Third-party interests in capital provision assets	(12,622)	-	-	11,877	-	745	-
Asset management income	2,025	46	12,687	-	-	-	14,758
Services and other income	5,991	1	(3)	-	-	(10)	5,979
Total revenues	161,336	(105)	(14,421)	(30)	(1,194)	(2,413)	143,173

Operating expenses	42,126	(183)	27	(30)	(145)	(44)	41,751

Operating income	119,210	78	(14,448)	-	(1,049)	(2,369)	101,422

Net income/(loss)	99,716	78	(14,449)	-	(1,049)	(2,382)	81,914

Reconciliation of consolidated capital provision income excluding YPF-related assets

($ in thousands)	Year ended December 31, 2023	Three months ended December 31, 2023
Capital provision income	1,341,923	325,810
Less: Capital provision income from YPF-related assets	820,011	124,773
Capital provision income excluding YPF-related assets	521,912	201,037

Reconciliations of operating expenses from the consolidated statements of operations to Burford-only statements of operations

	Year ended December 31, 2023
	(GAAP)	(non-GAAP)
		Eliminations and
($ in millions)	Consolidated	adjustments	Burford-only
Operating expenses	271.2	(2.7)	268.5
Non-cash accruals and one-time or case expenses:
Long-term incentive compensation including accruals (YPF-related assets)	69.2	-	69.2
Long-term incentive compensation including accruals (CEO and CIO related)	16.9	-	16.9
Case-related expenditures ineligible for inclusion in asset cost	16.5	(1.8)	14.7
Legacy asset recovery incentive compensation including accruals	17.3	-	17.3
Expenses related to audit, professional and corporate legal fees due to the development of the revised fair value methodology and build-out of quarterly reporting	3.3	-	3.3
Deferred compensation plan and retirement plan	7.4	-	7.4
Total	130.6	(1.8)	128.8

Summary consolidated statement of financial position

($ in thousands)	December 31, 2023	December 31, 2022

Total assets	5,837,394	4,288,359

Total liabilities	2,629,614	1,901,289

Total Burford Capital Limited equity	2,290,858	1,742,584

Non-controlling interests	916,922	644,486

Total shareholders’ equity	3,207,780	2,387,070

Basic ordinary shares outstanding	218,962,441	218,581,877

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	10.46	7.97
Total shareholders’ equity per basic ordinary share	14.65	10.92

Reconciliation of summary consolidated statement of financial position to summary Burford-only statement of financial position

	December 31, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	5,837,394	-	(634,239)	(686,304)	(222,413)	(78,574)	4,215,864

Total liabilities	2,629,614	-	-	(686,304)	(100)	(18,204)	1,925,006

Total shareholders' equity	3,207,780	-	(634,239)	-	(222,313)	(60,370)	2,290,858

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842

Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

Reconciliation of components of realizations from a consolidated basis to a Group-wide basis

	Year ended December 31, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	564,491	(68,275)	496,216	112,188	124,409	732,813
Capital provision-indirect	143,802	(109,392)	34,410	109,078	-	143,488
Post-settlement	-	-	-	241,490	-	241,490
Total realizations	708,293	(177,667)	530,626	462,756	124,409	1,117,791

	Year ended December 31, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	402,196	(51,987)	350,209	174,707	65,988	590,904
Capital provision-indirect	24,538	(14,216)	10,322	28,746	-	39,068
Post-settlement	-	-	-	104,637	-	104,637
Total realizations	426,734	(66,203)	360,531	308,090	65,988	734,609

(
	Three months ended December 31, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	229,077	(6,962)	222,115	22,273	59,415	303,803
Capital provision-indirect	84,583	(70,075)	14,508	70,076	-	84,584
Post-settlement	-	-	-	123,183	-	123,183
Total realizations	313,660	(77,037)	236,623	215,532	59,415	511,570

	Three months ended December 31, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	165,992	(8,263)	157,729	71,871	16,445	246,045
Capital provision-indirect	3,727	(3,091)	636	2,997	-	3,633
Post-settlement	-	-	-	54,188	-	54,188
Total realizations	169,719	(11,354)	158,365	129,056	16,445	303,866

Reconciliation of components of deployments from a consolidated basis to a Group-wide basis

	Year ended December 31, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	505,893	(123,698)	382,195	25,679	122,352	530,226
Capital provision-indirect	176,134	(146,778)	29,356	146,778	-	176,134
Post-settlement	-	-	-	85,397	-	85,397
Total deployments	682,027	(270,476)	411,551	257,854	122,352	791,757

	Year ended December 31, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	605,402	(148,296)	457,106	30,574	147,976	635,656
Capital provision-indirect	121,896	(101,573)	20,323	101,158	-	121,481
Post-settlement	-	-	-	170,689	-	170,689
Total deployments	727,298	(249,869)	477,429	302,421	147,976	927,826

	Three months ended December 31, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	104,678	(26,915)	77,763	8,317	24,577	110,657
Capital provision-indirect	31,083	(25,902)	5,181	25,902	-	31,083
Post-settlement	-	-	-	42,125	-	42,125
Total deployments	135,761	(52,817)	82,944	76,344	24,577	183,865

	Three months ended December 31, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	223,920	(42,233)	181,687	9,630	42,517	233,834
Capital provision-indirect	92,067	(76,874)	15,193	75,960	-	91,153
Post-settlement	-	-	-	120,118	-	120,118
Total deployments	315,987	(119,107)	196,880	205,708	42,517	445,105

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

($ in thousands)	Year ended December 31, 2023	Year ended December 31, 2022
Consolidated proceeds from capital provision assets	559,362	387,786
Less: Elimination of third-party interests	(117,296)	(81,857)
Burford-only total proceeds from capital provision assets	442,066	305,929
Burford-only proceeds from capital provision-direct assets	414,726	295,636
Burford-only proceeds from capital provision-indirect assets	27,340	10,293
Burford-only total proceeds from capital provision assets	442,066	305,929
Consolidated asset management income	7,642	9,116
Plus: Eliminated income from funds	56,070	46,964
Burford-only asset management income	63,712	56,080
Less: Non-cash adjustments(1)	(31,391)	(41,321)
Burford-only proceeds from asset management income	32,321	14,759
Burford-only proceeds from marketable security interest and dividends	6,297	3,585
Burford-only proceeds from other income	7,875	3,713
Burford-only proceeds from non-recurring items	650	-
Burford-only proceeds from other items	14,822	7,298
Cash receipts	489,209	327,986

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

($ in thousands)	Three months ended December 31, 2023	Three months ended December 31, 2022
Consolidated proceeds from capital provision assets	119,208	105,464
Less: Elimination of third-party interests	(22,709)	(11,720)
Burford-only total proceeds from capital provision assets	96,499	93,744
Burford-only proceeds from capital provision-direct assets	95,490	93,137
Burford-only proceeds from capital provision-indirect assets	1,009	607
Burford-only total proceeds from capital provision assets	96,499	93,744
Consolidated asset management income	1,875	2,025
Plus: Eliminated income from funds	20,655	12,733
Burford-only asset management income	22,530	14,758
Less: Non-cash adjustments(1)	(19,254)	(11,794)
Burford-only proceeds from asset management income	3,276	2,964
Burford-only proceeds from marketable security interest and dividends	2,672	1,740
Burford-only proceeds from other income	6,380	66
Burford-only proceeds from non-recurring items	650	-
Burford-only proceeds from other items	9,702	1,806
Cash receipts	109,477	98,514

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated portfolio to Group-wide portfolio

	December 31, 2023
	(GAAP)	(non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,116,304	(542,773)	1,573,531	416,318	428,110	2,417,959
Plus: Fair value adjustments	2,743,575	(929,505)	1,814,070	180,169	220,363	2,200,935
Fair value	4,859,879	(1,472,278)	3,387,601	596,487	648,473	4,632,561

Capital provision assets - indirect:
Fair value	185,509	(140,998)	44,511	140,998	-	185,509

Total capital provision assets	5,045,388	(1,613,276)	3,432,112	737,485	648,473	4,818,070

Post-settlement assets:
Deployed cost	-	-	-	253,062	-	253,062
Plus: Fair value adjustments	-	-	-	45,792	-	45,792
Fair value	-	-	-	298,854	-	298,854

Undrawn commitments:
Capital provision-direct	1,801,627	(405,566)	1,396,061	126,560	396,646	1,919,267
Capital provision-indirect	71,662	(59,718)	11,944	59,718	-	71,662
Post-settlement	-	-	-	62,455	-	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	248,733	396,646	2,053,384

Total portfolio	6,918,677	(2,078,560)	4,840,117	1,285,072	1,045,119	7,170,308
	December 31, 2022
	(GAAP)	(non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only		Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	1,934,662	(448,512)	1,486,150		422,098	383,322	2,291,570
Plus: Fair value adjustments	1,687,641	(569,786)	1,117,855		133,122	133,660	1,384,637
Fair value	3,622,303	(1,018,298)	2,604,005		555,220	516,982	3,676,207

Capital provision assets - indirect:
Fair value	113,253	(81,839)	31,414	(1)	81,840	-	113,254

Total capital provision assets	3,735,556	(1,100,136)	2,635,419		637,060	516,982	3,789,461

Post-settlement assets:
Deployed cost	-	-	-		358,193	-	358,193
Plus: Fair value adjustments	-	-	-		81,067	-	81,067
Fair value	-	-	-		439,260	-	439,260

Undrawn commitments:
Capital provision-direct	1,671,327	(372,279)	1,299,048		182,372	371,724	1,853,144
Capital provision-indirect	49,400	(41,167)	8,233		41,167	-	49,400
Post-settlement	-	-	-		15,606	-	15,606
Total undrawn commitments	1,720,727	(413,446)	1,307,281		239,145	371,724	1,918,150

Total portfolio	5,456,283	(1,513,583)	3,942,700		1,315,465	888,706	6,146,871

(1) The fair value of $2,635.4 million for the Burford-only capital provision assets did not include an additional $1.0 million for the Burford only portion of the receivable from due from settlement of capital provision assets on concluded assets in the Strategic Value Fund for a total fair value of $2,636.4 million for Burford-only capital provision assets as noted in the table under “Reconciliation of consolidated to Burford-only fair value of the YPF-related assets”.

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	December 31, 2023			December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Cash and cash equivalents	220,549	(24,634)	195,915	107,658	(33,979)	73,679
Marketable securities	107,561	-	107,561	136,358	-	136,358
Total cash and cash equivalents and marketable securities	328,110	(24,634)	303,476	244,016	(33,979)	210,037

Reconciliation of consolidated to Burford-only fair value of the YPF-related assets

	December 31, 2023			December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
YPF-related assets	2,058,117	(686,460)	1,371,657	1,232,549	(409,514)	823,035
Other assets	2,987,271	(926,816)	2,060,455	2,503,007	(689,602)	1,813,405
Capital provision assets	5,045,388	(1,613,276)	3,432,112	3,735,556	(1,099,116)	2,636,440

Reconciliation of consolidated to Burford-only fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains on YPF-related assets

	December 31, 2023			December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
YPF-related income	820,011	(277,102)	542,909	(2,715)	502	(2,213)
Excluding YPF-related income	261,633	(103,704)	157,929	171,819	(100,049)	71,770
Capital provision income-unrealized	1,081,644	(380,806)	700,838	169,104	(99,547)	69,557

Reconciliation of consolidated to Burford-only due from settlement of capital provision assets

	December 31, 2023			December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Due from settlement of capital provision assets	265,540	(80,273)	185,267	116,582	(1,932)	114,650

Reconciliation of consolidated to Burford-only realized gains on capital provision-direct assets

		Periods ended December 31, 2023 and 2022
	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Realized gains for the year ended December 31, 2023	251,618	(64,242)	187,376	186,443	933
Realized gains for the year ended December 31, 2022	161,707	(27,234)	134,473	133,357	1,116
Realized gains for the three months ended December 31, 2023	80,287	(17,431)	62,856	62,904	(48)
Realized gains for the three months ended December 31, 2022	75,898	(5,381)	70,517	70,487	30

Reconciliation of shareholders’ equity attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	December 31, 2023	December 31, 2022
Total shareholders’ equity	3,207,780	2,387,070
Less: Non-controlling interests	(916,922)	(644,486)
Total Burford Capital Limited equity	2,290,858	1,742,584
Basic ordinary shares outstanding	218,962,441	218,581,877
Shareholders’ equity attributable to Burford Capital Limited per ordinary share	$10.46	$7.97

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	December 31, 2023	December 31, 2022
Total shareholders’ equity	3,207,780	2,387,070
Less: Non-controlling interests	(916,922)	(644,486)
Total Burford Capital Limited equity	2,290,858	1,742,584
Less: Goodwill	(133,965)	(133,912)
Tangible book value attributable to Burford Capital Limited	2,156,893	1,608,672
Basic ordinary shares outstanding	218,962,441	218,581,877
Tangible book value attributable to Burford Capital Limited per ordinary share	$9.85	$7.36

Reconciliation of Return on tangible equity

($ in thousands, except share data)	December 31, 2023	December 31, 2022
Net income/(loss)	718,199	97,459
Less: Net income/(loss) attributable to noncontrolling interests	(107,677)	(66,953)
Net income/(loss) attributable to Burford Capital Limited	610,522	30,506

Total shareholders’ equity at beginning of period	2,387,070	2,108,017
Less: Non-controlling interests at beginning of period	(644,486)	(412,145)
Total Burford Capital Limited equity at beginning of period	1,742,584	1,695,872
Less: Goodwill at beginning of period	(133,912)	(134,019)
Tangible book value attributable to Burford Capital Limited at beginning of period	1,608,672	1,561,853

Total shareholders’ equity at end of period	3,207,780	2,387,070
Less: Non-controlling interests at end of period	(916,922)	(644,486)
Total Burford Capital Limited equity at end of period	2,290,858	1,742,584
Less: Goodwill at end of period	(133,965)	(133,912)
Tangible book value attributable to Burford Capital Limited at end of period	2,156,893	1,608,672

Average tangible book value attributed to Burford Capital Limited	1,882,783	1,585,263

Return on tangible equity	32%	2%

Definitions and use of non-GAAP financial measures and alternative performance measures

Burford reports its consolidated financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our consolidated financial results as follows:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, which do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•

Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes our balance sheet’s participations in one of our private funds (i.e., Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

•

Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.

•

Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in financing such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•

Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide financing on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide financing after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to the financing provided for an asset, which adds to our deployed cost in such asset.
•	Deployed cost is the amount of financing we have provided for an asset at the applicable point in time.
•

Fair value adjustment is the amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our consolidated statements of financial position.

•	Portfolio includes deployed cost, net unrealized gains or losses and undrawn commitments.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

•

Realized gain / loss reflects the total amount of gain or loss, relative to cost, generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / loss represents the fair value of our legal finance assets over or under their deployed cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statements of operations) or cumulatively (consolidated statements of financial position).

•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

•	Book value per ordinary share is calculated by dividing total Burford Capital Limited equity by the number of ordinary shares issued and outstanding.
•

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, and cash received from asset management income, services and/or other income, before any deployments into financing existing or new assets. Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets.

•

Return on tangible equity (“ROTE”) is Burford-only net income/(loss) divided by the average of tangible equity at the beginning and end of the relevant period, with tangible equity calculated as total Burford Capital Limited equity less goodwill. ROTE is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is net income/(loss) attributable to Burford Capital Limited shareholders as set forth in our consolidated statements of operations. We believe ROTE is an important measure of our operating and financial performance and is useful to management and investors when assessing the performance of our Burford-only capital provision assets.
•

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares. Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

Non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by applicable law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

The 2023 financial information contained in this release and the accompanying earnings presentation is unaudited; our final audited numbers could vary materially from the information contained herein.